Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

January 22, 2016

Exhibit 99.1

This Is the Future of ATMs

January 21, 2016, 4:15 PM EST

Newly manufactured automated teller machines (ATM) stand ahead of shipping from Wincor Nixdorf AG in Paderborn, Germany, on Thursday, July 2, 2015. Wincor Nixdorf shares jumped as much as 12 percent last month after the German cash-machine maker was said to have received a takeover approach from a U.S. rival. Photographer: Martin Leissl/Bloomberg via Getty Images

Photograph by Bloomberg/Getty Images

According to Diebold CEO Andy Mattes

Diebold is one of the world’s largest ATM machine-makers, and it’s about to get even bigger. CEO Andy Mattes tells Fortune’s Susie Gharib that Diebold will soon double its revenues when it closes a deal to buy its ATM competitor, Germany’s Wincor Nixdorf. The $2 billion deal could even catapult the 156-year old American manufacturer onto the Fortune 500.

Buy why expand the ATM business at a time when people are using debit cards, credit cards, and services like Apple Pay and Google Wallet? Mattes makes the case that today’s ATMs “are not the cash and dash” machines that we’re used to seeing. Mattes says they are sophisticated, high-tech machines that “can do 90% of what a human teller can perform,” and “can connect the physical world of cash with the digital world of cash.”

Transcript of Interview with CEO Andy Mattes for Fortune.com

Susan Gharib:	Andy, you’re soon going to close on a very big deal, that you are acquiring a German ATM company. Why is this so important for your company?

Andy Mattes:	It’s the biggest deal in the 156-year history of Diebold. We’re basically doubling our business. We’re combining a company that’s the market leader in the Americas, Diebold, with a company that has a leading position in EMEA, Wincor Nixdorf, and it’s going to create a powerhouse in our industry, it’s going to create a great partner for our customers, who are transforming themselves and who want a strong partner to help them and lead them through that transformation.

Susan Gharib:	Well, you know, when you do look at the numbers, you are just about doubling your revenues and this would bump up Diebold into the Fortune 500, so does this size give you more of an advantage over your archrival, NCR?

Andy Mattes:	Look, you’ve got to grow your business. You have to make sure that you get a bigger, better seat at the table. Our customers is the who’s who in the banking world around the globe. They want a strong, viable partner that helps them through the transformation that they are going through, and this acquisition just gives us that springboard to be such a much better partner for them.

Susan Gharib:	You talk about your customers being the biggest banks, but we also know that those very customers are reducing their number of branches, we know that Millennials are doing most of their banking on their cellphones, so make a case for how do ATMs fit in this new digital economy we’re in?

Andy Mattes:	Think about it this way. It’s not your “cash and dash” type of ATM. It’s a machine that does about 90% what the human teller can perform today. It’s a machine that can connect the physical worlds of cash with the digital worlds of cash. It’s a machine where you can put money into the system just as easily as you take money out of the system, and of all groups in our country that has the highest usage of cash, believe it or not, it’s the Millennials.

Susan Gharib:	So, what impact does things like Apple Pay and Google Wallet have on Diebold?

Andy Mattes:	They’re actually a great ecosystem enhancer for us. It gives a great opportunity to drive new innovation. This weekend, there’s going to be the National Retail Show here in New York City, where we showcase a new application where you can actually go shopping, as a retail consumer in your store, in the app, in the digital app, of that store, you take a picture of the merchandise, you go to the checkout counter, and you just press button and you’re done, you’ve paid, so you combine these technologies, the technical term that’s used in the industry is called “omni channel,’’ connecting all different types of payments. It’s a software play, it’s a services play, and it’s a huge opportunity for Diebold.

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1: Our CEO talks #Wincor and ATMs to @FortuneMagazine

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 2: We sat down w/ @susiegharib to discuss #Wincor and #ATMs

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 3: Our CEO and @FortuneMagazine discuss the biggest deal in company history:

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 4: #Diebold #Wincor combo discussed w/ @susiegharib: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 5: Our interview with Fortune regarding #Diebold #Wincor combination:

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 6: ICYMI: Our sit down with #Fortune regarding #Diebold #Wincor combination:

http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Exhibit 99.3

Diebold – Social Media Communications, LinkedIn

The following communication was or will be made available by a post on LinkedIn:

In an interview with FORTUNE, Diebold CEO Andy Mattes outlines the partnerships and innovations that will fuel the next 150 years. http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.